The Barron Team Joins The Real Brokerage in San Diego; Agent Network Surpasses 9,000 Across the U.S. and Canada

TORONTO & NEW YORK - Feb. 3, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced that The Barron Team, led by Emma Barron Lefkowitz and Brian Tague, has joined the company from Compass, Inc. The team's addition brings the company's agent count to more than 9,000.

Ranked in the top 1% of the 29,000 agents serving San Diego County, the 15-member team was Compass' No. 1 producing team in the region for four consecutive years. The team closed more than 150 real estate transactions valued at more than $200 million in 2022. Since joining Real earlier this month, the team has signed seven new listings and has brought an additional eight transactions to escrow.

"Emma and Brian are two of the most respected agents in Southern California. They are true professionals and culture-carriers and their addition will fuel immense growth opportunities for The Real Brokerage, said Sharran Srivatsaa, President of The Real Brokerage. "We couldn't be more excited to welcome them and the rest of the Barron team to the Real family."

With nearly two decades of experience, Lefkowitz founded Barron Real Estate Group with her mother, long-time real estate broker Janice Barron, in 2014. Together, they ran a team of 20+ agents and sold over 800 homes totaling nearly $1 billion. After focusing in the foreclosure and short-sale market for a number of years, they became a household name in their local markets of Scripps Ranch and Auberge at Del Sur. The Barron Real Estate Group was acquired by Compass in 2018 at which time Lefkowitz and Tague partnered to form The Barron Team. For the past four years, the team has ranked in the top 10 in all of San Diego County, and Lefkowitz  was named Realtor of the Year in 2022.

"The real estate industry is rapidly changing and agents deserve a brokerage that is investing in the technology and resources that allow us to best serve our clients. The Real Brokerage is that brokerage," said Lefkowitz.

A former naval officer, Tague began his real estate career at the Barron Real Estate Group in 2016. Over the past six years, he has developed systems and strategies to help the team become the most organized and successful agents in San Diego.

"The culture of teamwork and collaboration at The Real Brokerage is unparalleled and will enable our team to bring a new level of service to our clients. We are excited to be a part of a growing organization that puts its agents first," said Tague.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 9,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221